SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13D

          UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      (Amendment No. )*

NAME OF ISSUER:   SEACOR Holdings, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock, par value $.01
per share.

CUSIP NUMBER:  87790470

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS:

     Alain LaPorte
     50 Boulevard Hausemann
     Paris, France 75009
     Tel: 011 33 13 285-1900
     Fax: 011 33 14 526 1302

DATE OF EVENT WHICH REQUIRES FILING:  November 14, 1995

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box: ______

Check the following box if a fee is being paid with the statement: x . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall be note deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  87790470

1.   NAME OF REPORTING PERSON:  Compagnie Nationale de
     Navigation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  X        (b)

3.   (SEC USE ONLY)

4.   SOURCE OF FUNDS:  00

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes           No  X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  FRANCE

7.   SOLE VOTING POWER:  0

8.   SHARED VOTING POWER: 616,598

9.   SOLE DISPOSITIVE POWER:  0

10.  SHARED DISPOSITIVE POWER: 616,598

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  616,598

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes        No  X

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             7.2%

14.  TYPE OF REPORTING PERSON:  CO

CUSIP NO.:  87790470

1.   NAME OF REPORTING PERSON: WORMS Group CIE*

     *WORMS Group CIE ("WORMS") is listed as a reporting person soley as a result of its ownership 54.1% of the equity and 55.8% of the voting rights of Compagnie
     Nationale de Navigation ("CNN"). WORMS disclaims beneficial ownership of the shares owned by CNN.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a) X          (b)

3.   (SEC USE ONLY)

4.   SOURCE OF FUNDS:  00

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes           No  X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  FRANCE

7.   SOLE VOTING POWER:  0

8.   SHARED VOTING POWER: 616,598

9.   SOLE DISPOSITIVE POWER:  0

10.  SHARED DISPOSITIVE POWER: 616,598

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  616,598

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes        No  X

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             7.2%

14.  TYPE OF REPORTING PERSON:  CO

ITEM 1.  SECURITY AND ISSUER

          The title of the class of the equity securities to which this Schedule 13D relates is the Common Stock, $.01 par value per share (the "Common Stock"), of SEACOR Holdings, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 11200 Wesheimer, Suite 850, Houston, Texas 77042.

ITEM 2.  IDENTITY AND BACKGROUND

          (a)  This Schedule 13D is being filed by Compagnie
Nationale de Navigation ("CNN") and WORMS Group CIE ("WORMS," collectively, the "Reporting Persons").

          (b) The principal business address of CNN is 50 boulevard Hausemann, Paris France 75009, and the principal business address of WORMS is 55 Rue la Boetie, Paris, France
75008.

          (c)    The principal business of CNN is shipping.
The principal business of WORMS is insurance, industry, shipping and banking.

          (d) and (e) During the last five years, the Report-ing Persons have neither (i) been convicted in a criminal proceeding (excluding traffic violations or similar misde-meanors), nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judg-ment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation of such laws.

          (f)  The Reporting Persons are French corporations.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On November 14, 1995, the Company acquired three towing supply vessels from CNN and entered into an agreement to acquire two anchor handling vessels and certain other assets for aggregate consideration of $21.55 million from CNN of which $11.3 million was paid by issuing 459,948 shares (the "Shares") of the Common Stock to CNN.

          In December 1993, CNN purchased $4,750,000 principal amount of 2.50% Convertible Subordinated Notes due January 1, 2004 (the "Convertible Notes"), which are convertible into 156,650 shares of the Common Stock at any time prior to maturity based upon a conversion rate of 32.979 shares per $1,000 principal amount of the Convertible Notes.

ITEM 4.   PURPOSE OF TRANSACTION

          CNN acquired the Shares in consideration of the sale of the towing supply vessels and the anchor handling vessels referred to in Item 3 hereof. CNN acquired the Convertible
Notes for the purpose of investment.

          The Reporting Persons have no plans or proposals which relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule
13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) As of March 12, 1996, CNN beneficially owned 459,948 shares of the Common Stock and was deemed to beneficially own 156,650 shares of the Common Stock by virtue of its ownership of the Convertible Notes. The 616,598 shares of the Common Stock deemed to be beneficially owned by CNN represent 7.2% of the shares of the Common Stock deemed outstanding, assuming conversion of the Convertible Notes. As of December 31, 1995, WORMS held 54.1% of the equity of CNN and 55.8% of the voting rights of CNN. Accordingly, WORMS is deemed to own the Shares and the Convertible Notes owned by CNN. WORMS, disclaims beneficial ownership of the Shares and the Convertible Notes owned by CNN.

          (b)  The Reporting Persons share voting and
investment power over 616,598 shares of the Common Stock deemed beneficially owned by them.

          (c)  See Item 3 of this Schedule 13D.

          (d) No person other than the Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the 616,598 shares of Common Stock deemed owned by the Reporting Persons.

          (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
          ISSUER

          The Company and CNN have entered into an Investment and Registration Rights Agreement granting CNN certain demand and piggy-back registration rights with respect to the Shares. A copy of the Investment and Registration Rights Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.


ITEM 7.   MATERIALS TO BE FILED AS AN EXHIBIT


          Exhibit 1.   Investment and Registration Rights
                       Agreement, dated November 14, 1995,
                       between the Company and CNN.


                           SIGNATURE

          After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.


Dated:  March 15, 1996


                         COMPAGNIE NATIONALE DE NAVIGATION


                         By: /s/ Gilles Bouthillier
                             --------------------------------
                             Print Name: Gilles Bouthillier

                             Print Title: Chairman and CEO


                         WORMS GROUP CIE


                         By: /s/ Gilles Bouthillier
                             --------------------------------
                             Print Name: Gilles Bouthillier
                             Print Title: Partner